SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                              (Amendment No.   )*


                                 COX RADIO, INC.
                   ------------------------------------------
                                (Name of Issuer)

                              CLASS A COMMON STOCK
                   ------------------------------------------
                         (Title of Class of Securities)

                                    224051102
                         ------------------------------
                                 (CUSIP Number)


----------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                                Page 1 of 7 Pages

CUSIP No. 224051102                   13G                      Page 2 of 7 Pages


1.    NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      College Retirement Equities Fund
      I.R.S. #13-6022-042

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) ( )
                                                                  (b) (X)
      See Exhibit A Attached

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      New York

NUMBER OF SHARES BENEFICIALLY OWNED
BY EACH REPORTING PERSON WITH:

      5.    SOLE VOTING POWER                   636,800

      6.    SHARED VOTING POWER                 None

      7.    SOLE DISPOSITIVE POWER              None

      8.    SHARED DISPOSITIVE POWER            636,800 (shared with its
      investment adviser, TIAA-CREF Investment Management, LLC)

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        636,800

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                           (  )

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                        7.231%

12.   TYPE OF REPORTING PERSON*

                        IV


                      * SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 224051102                   13G                      Page 3 of 7 Pages


1.    NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      TIAA-CREF Mutual Funds (Growth Equity Fund)
      I.R.S. #13-3930560

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) ( )
                                                                  (b) (X)
      See Exhibit A Attached

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED
BY EACH REPORTING PERSON WITH:

      5.    SOLE VOTING POWER                   7,750

      6.    SHARED VOTING POWER                 None

      7.    SOLE DISPOSITIVE POWER              None

      8.    SHARED DISPOSITIVE POWER            7,750 (shared with its
      investment adviser, Teachers Advisors, Inc.)

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        7,750

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                           (  )

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                        0.088%

12.   TYPE OF REPORTING PERSON*

                        IV


                      * SEE INSTRUCTION BEFORE FILLING OUT!

                                                               Page 4 of 7 Pages


Item 1(a).        NAME OF ISSUER:
                  Cox Radio, Inc.

Item 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  1400 Lake Hearn Drive
                  Atlanta, Georgia  30319

Item 2(a).        NAME OF PERSON FILING:
                  (1)   College Retirement Equities Fund ("CREF")
                  (2)   TIAA-CREF Mutual Funds ("Mutual Funds")

Item 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE:
                  (1)   CREF -   730 Third Avenue
                                 New York, N.Y.  10017
                  (2)   Mutual   730 Third Avenue
                        Funds -  New York, N.Y. 10017

Item 2(c).        CITIZENSHIP:
                  (1)   CREF - Incorporated in New York
                  (2)   Mutual Funds - Incorporated in Delaware

Item 2(d).        TITLE OF CLASS OF SECURITIES:
                  Class A Common Stock

Item 2(e).        CUSIP NUMBER:  224051102

Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS:

(a)   ( )   Broker or dealer registered under Section 15 of the Act,
(b)   ( )   Bank as defined in Section 3(a)(6) of the Act,
(c)   ( )   Insurance Company as defined in Section 3(a)(19) of the Act,
(d)   (x)   Investment Company registered under Section 8 of the Investment
            Company Act,
(e)   ( )   Investment Adviser registered under Section 203 of the Investment
            Advisers Act of 1940,
(f)   ( )   Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or
            Endowment Fund; see 13d-1(b)(1)(ii)(F),
(g)   ( )   Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G);
            see Item 7,
(h)   (x)   Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

                                                               Page 5 of 7 Pages

Item 4.     OWNERSHIP.

(1)   COLLEGE RETIREMENT EQUITIES FUND
      (a)    Amount Beneficially Owned:  636,800
      (b)    Percent of Class:  7.231%
      (c) The Board of Trustees of CREF, an investment company, has sole power to vote 636,800 shares of common stock and authority to direct the disposition of the 636,800 shares of common stock. TIAA-CREF Investment Management, LLC, CREF's investment adviser, is authorized to sell the 636,800 shares on behalf of CREF in its discretion, subject to the ultimate authority of the CREF Board of Trustees.

(2)   TIAA-CREF MUTUAL FUNDS
      (a)    Amount Beneficially Owned:         7,750
      (b)    Percent of Class:  0.088%
      (c) The Board of Trustees of the Mutual Funds, an investment company, has sole power to vote 7,750 shares of common stock, and authority to direct the disposition of the 7,750 shares of common stock. Teachers Advisors, Inc., the Mutual Fund's investment adviser, is authorized to sell the 7,750 shares on behalf of the Mutual Funds in its discretion, subject to the ultimate authority of the Mutual Funds Board of Trustees.

Item 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ( ).

Item 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

                                 Not Applicable

                                                               Page 6 of 7 Pages


Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                                 Not Applicable

Item 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

            See attached Exhibit A.

Item 9.     NOTICE OF DISSOLUTION OF GROUP:           Not Applicable

Item 10.    CERTIFICATION.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 2, 1998
                                    COLLEGE RETIREMENT EQUITIES FUND


                                    By:   /s/ Diane Axelrod
                                          -------------------------------
                                          Diane Axelrod,
                                          Senior Managing Director, CREF
                                          Administration and Trading


                                    TIAA-CREF MUTUAL FUNDS


                                    By:   /s/ Diane Axelrod
                                          -------------------------------
                                          Diane Axelrod,
                                          Senior Managing Director,
                                          Administration and Trading

                                                               Page 7 of 7 Pages

                                    EXHIBIT A

            IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

College Retirement Equities Fund - IV
TIAA-CREF Mutual Funds - IV

The College Retirement Equities Fund and TIAA-CREF Mutual Funds (the "Reporting Persons") are filing as a group because CREF's investment adviser, TIAA-CREF Investment Management, LLC, is affiliated and employs some of the same investment personnel as Teachers Advisors, Inc., the investment adviser for TIAA-CREF Mutual Funds. However, because separate investment decisions are made with respect to the respective portfolio holdings of each of the Reporting Persons and there is no oral or written agreement or arrangement among the Reporting Persons with respect to acquisition, voting, disposition or otherwise of their securities, each Reporting Person disclaims beneficial ownership of the others' securities holdings and disclaims its membership in a group with the other Reporting Person, where the purpose of the group is to acquire control of or influence management of the issuer.